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                              May 27, 2021

       Jon Layman
       Chief Financial Officer and Chief Operating Officer
       AxonPrime Infrastructure Acquisition Corp
       126 E 56th Street, 30th Floor
       New York, New York 10022

                                                        Re: AxonPrime
Infrastructure Acquisition Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Filed May 4, 2021
                                                            File No. 377-04778

       Dear Mr. Layman:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 filed May 4, 2021

       Risk Factors, page 44

   1. Reference is made to risk factor disclosures on page 44 where you indicate the independent auditor
report contains a going concern explanatory paragraph. We noted no going concern paragraph
within the audit opinion presented on page F-2. Please clarify and/or revise
accordingly.
       General

   2. You state throughout that certain of your officers and directors expect to have, and any of them in the future may
further have, fiduciary or contractual obligations to several other entities pursuant to
which such officer or director is or will be required to present a
 Jon Layman
AxonPrime Infrastructure Acquisition Corp
May 27, 2021
Page 2
      business combination opportunity to such entity and that your sponsor and your officers and directors expect to sponsor or form other special purpose acquisition companies similar to yours or may pursue other business or investment ventures during the period in which you are seeking an initial business combination. Please revise to more specifically identify your officers and directors that expect to have fiduciary or contractual obligations to several other entities, describe these fiduciary or contractual obligations, including identifying these other entities, and clarify how you intend to allocate business combination opportunities among the various entities, as applicable.

       You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or Pam Long at 202-551-3765 with any other questions.



                                                            Sincerely,
FirstName LastNameJon Layman
                                                     Division of Corporation
Finance
Comapany NameAxonPrime Infrastructure Acquisition Corp
                                                     Office of Real Estate &
Construction
May 27, 2021 Page 2
cc:       Richard Aftanas
FirstName LastName